Attorney and counselors at Law	203 N LaSalle, Suite 2100 Chicago, IL 60601 Tel (312) 888-6633 Fax (217) 970-1066 Info@getechlaw.com

August 20, 2021

Attn: James Lopez

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Efund City Metro Income Fund LLC Offering Statement on Form 1-A Submitted July 28, 2021 CIK No. 0001809632

Dear Mr. Regan:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated August 9, 2021 (the “Comment Letter”) addressed to Efund City Metro Income Fund LLC (the “Company”, “we”, “our”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Amendment 1 to Offering Statement on Form 1-A Filed July 28, 2021

Use of Proceeds, page 26

1.

We have reviewed your response to comment 1 and your revised disclosure, and note that you removed disclosure related to a minimum offering amount from the note disclosures to your financial statements and elsewhere in the filing, but did not remove the Minimum Offering Amount column from your Use of Proceeds table. Please clarify and/or revise accordingly.

Response to Comment No. 1:

In accordance with the Staff’s comment, the Company has revised the Use of Proceeds table on page 26.

Description of Business, page 26

2.	It appears that you may have operations or plans to operate outside the United States and Canada. In this regard, we note that you are dependent on the key personnel of Hongkun USA Real Estate Development LLC (“Hongkun USA”) for the day-to-day operation of your business and that Hongkun USA is the U.S. subsidiary of Hongkun Group, a real estate investment, development and management holding company headquartered in Beijing. Please tell us the location of your management, key personnel and employees and whether the parent of Hongkun USA plans to conduct your operations. Please see Rule 251(b)(1) of Regulation A.

Response to Comment No. 2

The Company’s operations are and will be only in the U.S. Hongkun USA Real Estate Development LLC’s current office address is at 232 Old River Rd, Edgewater, NJ 07020, the key personnel and sole employee of Hongkun USA Real Estate Development LLC currently is Mr. Fan ‘Richard’ Liu. The parent of Hongkun USA Real Estate Development LLC does not plan to conduct the Company’s operations. In accordance with the Staff’s comment, the Company has revised its disclosure on pages 4, 8, 26, 31, 34 and 37.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact me.

Very truly yours,

GETECH LAW LLC

By:	/s/ Ge (Linda) Lei
Ge (Linda) Lei